Exhibit 99.167

DIGIHOST ANNOUNCES EFFECTIVE DATE OF SHARE CONSOLIDATION

TO FACILITATE NASDAQ LISTING

Toronto, ON – October 26, 2021 – Digihost Technology Inc. (“Digihost” or the “Company”) (TSXV: DGHI; OTCQB: HSSHF), an innovative North American-based Bitcoin self-mining company, announces that the Company will effect the consolidation of its outstanding subordinate voting shares and proportionate voting shares (collectively, the “Shares”), as previously announced on October 5, 2021, on the basis of three (3) pre-consolidation Shares for every one (1) post-consolidation Share (the “Consolidation”. Any fraction of a Share will be rounded down to the nearest whole number. The Shares will begin trading on the TSX Venture Exchange (“TSXV”) on a consolidated basis and with a new CUSIP number on October 28, 2021.

As a result of the Consolidation, the outstanding Shares of the Company will be reduced to approximately 25,029,610 Shares.

The Company has effected the Consolidation to facilitate a proposed listing of its subordinate voting shares on the Nasdaq Capital Market (“Nasdaq”) and satisfy the minimum share price requirement set by Nasdaq. The Company is pursuing a Nasdaq listing to enhance its investor profile and increase liquidity for its shareholders. The listing of the Company on Nasdaq remains subject to the approval of Nasdaq and the satisfaction of all applicable listing and regulatory requirements. As a result, there can be no assurances that Digihost’s shares will be listed on Nasdaq. Digihost expects to retain its listing on the TSX Venture Exchange under the symbol “DGHI” and, until Digihost shares are listed on Nasdaq, on the OTCQB under the ticker symbol “HSSHF”.

The Company will not be changing its name or trading symbol in connection with the Consolidation.

Trading on a Consolidated Basis: October 28, 2021

New CUSIP: 25381D206

New ISIN: CA25381D2068

About Digihost Technology Inc.

Digihost Technology Inc. is a growth-oriented blockchain technology company primarily focused on Bitcoin mining. The Company is currently hashing at a rate of 285PH with plans to expand to a hashrate of 3.6 EH by the end of 2022.

For further information, please contact:

Digihost Technology Inc.

www.digihost.ca

Michel Amar, Chief Executive Officer

T: 1-818-280-9758

Email: michel@digihostblockchain.com

Cautionary Statement

Trading in the securities of the Company should be considered highly speculative. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

Except for the statements of historical fact, this news release contains “forward-looking information” and “forward-looking statements” (collectively, “forward-looking information”) that are based on expectations, estimates and projections as at the date of this news release. Forward-looking information in this news release includes information about the proposed consolidation, expectations in respect to listing and trading on Nasdaq and future plans and objectives of the Company. Other forward-looking information includes, but is not limited to, information concerning: hashrate expansion, diversification of operations, potential further improvements to profitability and efficiency across mining operations, potential for the Company’s long-term growth, and the business goals of the Company Factors that could cause actual results, performance or achievements to differ materially from those described in such forward-looking information include, but are not limited to: completion of the proposed consolidation; continued effects of the COVID19 pandemic may have a material adverse effect on the Company’s performance as supply chains are disrupted and prevent the Company from operating its assets; a decrease in cryptocurrency pricing, volume of transaction activity or generally, the profitability of cryptocurrency mining; further improvements to profitability and efficiency may not be realized; the digital currency market; the Company’s ability to successfully mine digital currency on the cloud; the Company may not be able to profitably liquidate its current digital currency inventory, or at all; a decline in digital currency prices may have a significant negative impact on the Company’s operations; the volatility of digital currency prices; and other related risks as more fully set out in the Annual Information Form of the Company and other documents disclosed under the Company’s filings at www.sedar.com. The forward-looking information in this news release reflects the current expectations, assumptions and/or beliefs of the Company based on information currently available to the Company. In connection with the forward-looking information contained in this news release, the Company has made assumptions about: the current profitability in mining cryptocurrency (including pricing and volume of current transaction activity); profitable use of the Company’s assets going forward; the Company’s ability to profitably liquidate its digital currency inventory as required; historical prices of digital currencies and the ability of the Company to mine digital currencies on the cloud will be consistent with historical prices; and there will be no regulation or law that will prevent the Company from operating its business. The Company has also assumed that no significant events occur outside of the Company's normal course of business. Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance and accordingly undue reliance should not be put on such information due to the inherent uncertainty therein.

3